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NEWS COPY                          INFORMATION CONTACT:
                                   FOR PETROLITE CORPORATION:
                                   CHARLES R. MILLER
                                   (314) 961-3500

                                   FOR WM. S. BARNICKEL & COMPANY:
                                   V. RAYMOND STRANGHOENER
                                   (314) 466-3000

FOR IMMEDIATE RELEASE

PETROLITE CORPORATION AND WM. S. BARNICKEL & COMPANY
SIGN LETTER OF INTENT

ST. LOUIS, Dec. 9, 1994 -- Petrolite Corporation and Wm. S.
Barnickel & Company announced that they have signed a letter of intent pursuant to which Petrolite would acquire substantially all of the assets of Wm. S. Barnickel & Company, its largest stockholder, in a tax-free reorganization between the two companies.

     In exchange for the assets of Wm. S. Barnickel & Company ("Barnickel Company"), which consist primarily of 5,337,360 shares of Petrolite's Capital Stock, Petrolite would issue to Barnickel Company an equal number of new shares of its Capital Stock. Petrolite also would issue a small number of additional shares of its Capital Stock, not likely to exceed 200,000 shares, to acquire all or some of the oil and gas properties owned by Barnickel Company and would assume certain Barnickel Company liabilities for fees and expenses associated with the proposed transaction, and certain pre-reorganization taxes in the aggregate amount of $9.0 million.

     Barnickel Company was incorporated in 1922. Ninety percent of the stock of Barnickel Company is held by a trust created under the
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PETROLITE -- Page 2

Will of William S. Barnickel in the 1920s (the "Barnickel Trust"). The other 10 percent of the Barnickel Company stock is owned by two other trusts. The Petrolite shares owned by Barnickel Company comprise about 47 percent of the outstanding shares of Petrolite stock.

     "William S. Barnickel in effect created the oil field specialty chemical industry in 1914, when the first of several patents was issued to him on his pioneering discoveries," said William E. Nasser, Petrolite chairman, president and chief executive officer. "Building on his early success and his vision for the company, subsequent generations of employees have transformed Petrolite into an international company, serving customers the world over and returning value to our stockholders. This letter of intent represents another significant, positive milestone in our company's growth and transformation."

     Nasser noted that the letter of intent was the result of extensive discussions among the principal parties and that the transaction remains subject to a number of contingencies, including execution of a definitive agreement and the receipt of certain favorable rulings from the Internal Revenue Service regarding the tax treatment of the transaction. "We are pleased that our efforts to date have produced this agreement in principle," Nasser said, "and we look forward to completing the negotiations in the near future. However, we should stress that much work remains before the transaction can be closed."

     The contemplated transaction includes:

     - Dissolution of Barnickel Company and distribution of the Petrolite shares received by Barnickel Company to the trusts that own the shares of Barnickel Company.
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PETROLITE -- Page 3

     - Distribution of the Petrolite shares received by the Barnickel Trust to the beneficiaries of the Barnickel
          Trust.

     - Two new seats on Petrolite's Board of Directors, bringing the total number of directors to 11, to be filled by persons proposed initially by Barnickel Company and thereafter by certain Petrolite stockholders, including the principal beneficiaries of the Barnickel Trust, subject to certain restrictions related to their continued ownership of specified amounts of Petrolite shares.

     - A Stockholder Agreement containing limitations on the purchase and sale of Petrolite shares, and associated standstill provisions and voting rights limitations, by the principal beneficiaries of the Barnickel Trust. The time period for the limitations on the purchase and sale of Petrolite shares would be January 1, 1997 and the time period for the limitations on voting rights and standstill provisions would extend through Petrolite's 1997 annual meeting of stockholders.

     - A Registration Rights Agreement providing specified registration rights to the recipients of the Petrolite
          Shares.

     Barnickel Company and Petrolite are in the process of preparing and negotiating the terms of a definitive agreement, and until December 31, 1994, no party may discuss or solicit any other proposal for a merger with Barnickel Company, a sale of its assets, or a similar transaction. Upon the closing of the transaction, Petrolite expects to take a charge against earnings of

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PETROLITE -- Page 4

approximately $10.5 million, or $.93 per share, reflecting the designated liabilities of Barnickel Company assumed by Petrolite and other expenses of Petrolite associated with the transaction.

     St. Louis-based Petrolite Corporation is one of the world's premier applied specialty chemical and process equipment design companies. It supplies treatment programs, performance-enhancing additives, and related process equipment and engineering services to customers in more than a dozen major markets, worldwide.

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